Exhibit 99.1

BANCO DE GALICIA Y BUENOS AIRES S.A.

Buenos Aires

February 26, 2014

To: Comisión Nacional de Valores (Argentine Securities Commission)

Re: Purchase of Outstanding Shares of Banco de Galicia y Buenos Aires S.A.

To whom it may concern:

We are writing to inform you that on February 26, 2014, the Board of Directors (the “Board”) of Banco de Galicia y Buenos Aires S.A. (the “Company”) approved Grupo Financiero Galicia S.A.’s (“GFG”) offer of $ 23.22 per share held by third parties, which was provided by GFG in accordance with the terms and conditions set forth under Argentine Securities Law 26.831 §91(b).

The Board’s decision was made with the support of reports prepared by two independent firms, BDO Finanzas Corporativas S.A. and MBA Lazard Argentina S.A. In addition, such approval also complied with the charter of each of the Audit Committee and Syndic Committee in respect of the reasonableness of the value of such offer and the Company’s legal procedure for determination of the same.

Further, the minutes of the Board during which the above offer was approved have been filed with the Argentine Securities Commission.

Yours sincerely,

/s/ Patricia Lastiry
Patricia Lastiry
Attorney-in-fact

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.